SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Active Network, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00506D 100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00506D 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elicia Acquisition Corp. (IRS Identification No. 02-591181)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,600,052

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,600,052

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 00506D 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IAC/InterActiveCorp (IRS Identification No. 59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,600,052

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,600,052

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,600,052

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer The Active Network, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 10182 Telesis Court, Suite 100 San Diego, California 92121

Item 2.
(a)

Name of Person Filing

IAC/InterActiveCorp and Elicia Acquisition Corp., a wholly-owned subsidiary of IAC/InterActiveCorp.  Each of the entities named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence

Elicia Acquisition Corp.

c/o IAC/InterActiveCorp

555 W. 18th  Street

New York, NY 10011

IAC/InterActiveCorp

555 W. 18th  Street

New York, NY 10011

	(c)	Citizenship Both Reporting Persons are corporations organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 00506D 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: _______________________________.
Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,600,052
(b) Percent of class: 8.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 4,600,052
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 4,600,052

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 14, 2012

Elicia Acquisition Corp.

By:	/s/ Joanne Hawkins
Name:	Joanne Hawkins
Title:	Secretary

IAC/InterActiveCorp

By:	/s/ Joanne Hawkins
Name:	Joanne Hawkins
Title:	SVP and Deputy General Counsel

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement dated February 14, 2012